UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 6, 2005**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

In connection with certain senior management changes announced by Graco Inc. ("Graco") on September 6, 2005 (see Item 8.01 below), the Management Organization and Compensation Committee (the "MOCC") of the Graco Board of Directors took the following actions:

(1) Approved new base salaries for four executive officers of Graco effective as of September 6, 2005 as follows:

Executive Officer	Base Salary
James A. Graner, Chief Financial Officer and Treasurer	$225,000 (US)
Mark W. Sheahan, Chief Administrative Officer	$215,000 (US)
Karen R. Gallivan, Vice President, General Counsel and Secretary	$205,000 (US)
Simon J. W. Paulis, Vice President and General Manager, Europe	€159,148 (Euro)

(2) Designated Simon J. W. Paulis as a participant in the Executive Officer Bonus Plan for 2005 (the "Bonus Plan"), effective as of September 6, 2005, with the same targeted bonus percentages, performance targets and financial measures under the Bonus Plan as those previously approved by the MOCC for other Region General Manager level executive officers (see Item 1.01 B.2 in Form 8-K filed by Graco on February 18, 2005 with respect to Messrs. Johnson, Koch, Lowe, McHale and Sutter). Mr. Paulis' bonus payment under the Bonus Plan will be prorated as if he had been a participant in the Bonus Plan as of July 1, 2005.

(3) Authorized and directed the officers to execute a Key Employee Agreement with Mr. Paulis effective as of September 6, 2005 in the form previously executed with each of Graco's other executive officers.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

In connection with certain senior management changes announced by Graco on September 6, 2005 (see Item 8.01 below), the Board of Directors of Graco took the following actions effective as of September 6, 2005:

(1) Accepted the resignation of Mark W. Sheahan as Vice President and Treasurer of Graco and appointed him as Graco's new Chief Administrative Officer.

(2) Accepted the resignation of James A. Graner as Vice President and Controller of Graco and appointed him as Graco's new Chief Financial Officer and Treasurer. It is anticipated that Mr. Graner will serve as Graco's "principal financial and accounting officer" for

SEC reporting purposes. Mr. Graner will serve as Graco's Chief Financial Officer and Treasurer for an indefinite term at the discretion of the Board. Prior to this appointment Mr. Graner, age 60, had served as Graco's Vice President and Controller since February 1994. During his 31 years with Graco, Mr. Graner has held various managerial positions in the treasury, accounting and information systems departments. There were no arrangements or understandings between Mr. Graner and any other persons pursuant to which he was selected as Chief Financial Officer and Treasurer of Graco. None of Graco's current directors or executive officers has a family relationship with Mr. Graner. Mr. Graner does not have an employment agreement with Graco. As previously disclosed in Graco's proxy statement, Mr. Graner has executed a Key Employee Agreement with Graco in the form previously executed with each of Graco's other executive officers. In addition, as previously disclosed, it is the practice of Graco to continue to provide base salary to executive officers whose employment is involuntarily terminated by Graco until the earlier of the end of twelve months or the date on which the officer secures other employment.

Item 8.01 Other Events.

On September 6, 2005, Graco issued a press release announcing several changes in its senior management. A copy of the press release is filed with this Form 8-K as Exhibit 99.1 and is hereby incorporated by reference in this Item 8.01.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1   Press Release of Graco, Inc. dated September 6, 2005

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        GRACO INC.

Date: September 8, 2005   By: _____
                                             Karen P. Gallivan
                                             Vice President, General Counsel &
                                             Secretary

Exhibit 99.1

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



News Release

FOR IMMEDIATE RELEASE:
Tuesday, September 6, 2005

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

MINNEAPOLIS, MN (September 6, 2005) – Graco Inc. (**NYSE: GGG**) today announced that it has created two new senior management positions reporting directly to David A. Roberts, Graco's President and Chief Executive Officer. The new position of Chief Financial Officer will lead the areas of finance, accounting, treasury, tax and facilities at Graco. The new position of Chief Administrative Officer will lead Graco's human resources, information systems, internal audit, corporate development and investor relations functions.

In connection with the creation of the new positions, Graco announced the following appointments effective immediately:

James A. Graner, age 60, has been named Chief Financial Officer of Graco. Prior to this appointment Mr. Graner has served as Graco's Vice President and Controller since February 1994. During his 31 years with Graco, Mr. Graner has held various managerial positions in the treasury, accounting and information systems departments.

Mark W. Sheahan, age 41, has been named Chief Administrative Officer of Graco. Mr. Sheahan joined Graco in 1995 and has served as Graco's Treasurer since 1996 and as Vice President and Treasurer since 1998. In his new position, Mr. Sheahan will assume responsibility for human resources, information systems and internal audit while continuing to be responsible for investor relations and corporate development at Graco.

In addition to the above, Graco announced the following changes to its senior management team effective immediately:

Karen P. Gallivan, age 49, has been named Vice President, General Counsel and Secretary of Graco. Ms. Gallivan has previously served as Graco's Vice President Human Resources since 2003. Prior to joining Graco, Ms. Gallivan has held various leadership positions in the areas of legal, human resources and communications and has served as the General Counsel for one of her previous employers. She was admitted to practice law in the State of Minnesota in 1983.

Simon J.W. Paulis, age 57, has been named to the position of Vice President and General Manager, Europe. Mr. Paulis, who has been serving as Graco's General Manager of European Operations since February 2005, joined Graco in 1999 and served as the European Sales and Marketing Director of the Contractor Equipment Division prior to February 2005.

Graco also announced the retirement of Robert M. Mattison, age 57, from the positions of Vice President, General Counsel and Secretary of Graco.

"These senior executive appointments represent an opportunity for us to further strengthen our management team and to insure a strong team is in place to support the growth we have been enjoying," said Graco's President and Chief Executive Officer David A. Roberts. "I am looking forward to the contributions that Jim Graner, Mark Sheahan, Karen Gallivan and Simon Paulis will make in their new roles. I also welcome Simon Paulis to our executive team. He has been instrumental in growing our Contractor business in Europe and I am confident he will do the same with our European Industrial and Lubrication businesses in the future. I want to also thank Bob Mattison for his many years of service to Graco and wish him well in his retirement."

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.



September 8, 2005

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. filed in connection with Items 1.01, 5.02 and 8.01 (a press release announcing senior management changes).

Very truly yours,

Karen P. Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures